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                                                                Exhibit 99(a)(4)

To:  Actuate Employees

As you know, the Board has approved the Actuate Employee Stock Option Exchange Program. This voluntary program allows Actuate employees who are not directors or officers to cancel existing options and exchange them for new options that will be granted no earlier than six months and one day from the date of cancellation. The new grant(s) will have the same vesting schedule(s) as the original grant(s).

We have attached to this e-mail information about the program. Read the information provided and consider your decision carefully.

If you wish to participate in this program, your Letter of Transmittal must be received by Kristen Fishburn by 5:00 p.m. Pacific Time on May 31, 2001. See instruction on the Letter of Transmittal. If you have questions after reading the Offer to Exchange, the FAQ and the Letter of Transmittal, please attend a communications session, see webcast presentation with audio, or contact Kristen Fishburn in Stock Administration.

Thank you,


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